FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Market risk
Introduction	236
Trading revenues	236
Trading book	237
VaR non-trading portfolios	238
VaR	238
Structured credit portfolio	240
Market risk capital	241
Minimum capital requirements	241
IRC by rating and product category	242
Securitisation positions in the trading book	242

Risk and balance sheet management (continued)

Market risk
Introduction
Market risk arises from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities. The Group manages market risk within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stressed VaR (SVaR), stress testing and sensitivity analyses.

Trading revenues
The graph below shows the daily distribution of trading and related revenues for Markets for the years ended 31 December 2012 and 31 December 2011.

http://www.rns-pdf.londonstockexchange.com/rns/8694Y_-2013-2-28.pdf

Note:

(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in that specific month.

Key points

•
Both 2011 and 2012 benefited from market rallies, albeit weaker but more sustained during 2012 than 2011, primarily due to the supportive actions of the Federal Reserve and European Central Bank in Q3 2012. By way of contrast, in Q3 2011, heightened uncertainty in the Eurozone saw a sudden deterioration in credit markets. Hence a wider range of results in 2011 than 2012.

•
The average daily revenue earned by Markets' trading activities in 2012 was £16 million, compared with £18 million in 2011. The standard deviation of the daily revenues decreased from £20 million to £15 million. The number of days with negative revenue decreased to 34 from 45. The most frequent daily revenue was between £5 million and £10 million, which occurred 36 times. In 2011, the most frequent daily revenue was between £25 million and £30 million, which occurred 31 times.

Risk and balance sheet management (continued)

Market risk (continued)

Trading book
The table below analyses the VaR for the Group's trading portfolios, segregated by type of market risk exposure, and between Core, Non-Core, counterparty exposure management (CEM) and the Group's total trading VaR excluding CEM.

CEM manages the over-the-counter derivative counterparty credit and funding risk on behalf of Markets and Non-Core, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are booked in the trading book and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital. In the interest of transparency and to more properly represent the exposure, CEM trading book exposure and total trading VaR excluding CEM are disclosed separately.

	Year ended
	31 December 2012				31 December 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	62.6	75.6	95.7	40.8	53.4	68.1	79.2	27.5
Credit spread	69.2	74.1	94.9	44.9	82.7	74.3	151.1	47.4
Currency	10.3	7.6	21.3	2.6	10.3	16.2	19.2	5.2
Equity	6.0	3.9	12.5	1.7	9.4	8.0	17.3	4.6
Commodity	2.0	1.5	6.0	0.9	1.4	2.3	7.0	-
Diversification (1)		(55.4)				(52.3)

Total	97.3	107.3	137.0	66.5	105.5	116.6	181.3	59.7

Core	74.6	88.1	118.0	47.4	75.8	89.1	133.9	41.7
Non-Core	30.1	22.8	41.9	22.0	64.4	34.6	128.6	30.0

CEM	78.5	84.9	86.0	71.7	50.1	75.8	78.8	30.3

Total (excluding CEM)	47.1	57.6	76.4	32.2	75.5	49.9	150.0	41.6

	Quarter ended
	31 December 2012				30 September 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	59.1	75.6	82.1	40.8	58.6	44.8	75.4	44.8
Credit spread	68.7	74.1	76.9	57.2	56.8	67.2	67.2	46.6
Currency	7.1	7.6	11.6	2.6	9.1	8.9	15.3	5.3
Equity	5.3	3.9	9.2	1.7	6.2	8.2	11.7	4.5
Commodity	2.2	1.5	3.5	1.3	2.0	2.7	4.1	1.2
Diversification (1)		(55.4)				(40.8)

Total	92.4	107.3	113.4	72.3	90.1	91.0	104.6	78.4

Core	75.8	88.1	94.6	58.4	71.9	69.4	86.1	60.0
Non-Core	23.4	22.8	25.7	22.0	25.5	26.5	26.5	24.1

CEM	80.8	84.9	86.0	71.7	76.8	74.3	80.2	73.9

Total (excluding CEM)	49.3	57.6	61.1	33.2	38.3	46.6	54.0	32.2

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Risk and balance sheet management (continued)

Market risk: Trading book (continued)

Key points

•
The Group's average and maximum credit spread VaR for 2012 was lower than for 2011. This reflected the credit spread volatility experienced during the financial crisis dropping out of the time series window, combined with a reduction in the asset-backed securities trading inventory in Core and the sale of unencumbered asset-backed securities assets following the prior restructuring of some monoline hedges in the Non-Core banking book.

•
The average and period end interest rate VaR for 2012 were higher than for 2011 due to pre-hedging and positioning activity ahead of government bond auctions and syndications, combined with an increase in exposure to "safe haven" assets in December 2012, as the US "Fiscal Cliff" negotiations continued without resolution.

•	The Non-Core VaR was significantly lower in 2012, as Non-Core continued its de-risking strategy through the disposal of assets and unwinding of trades.

•	Since late 2011, CEM started to centrally manage the funding risk on over-the-counter derivatives contracts, causing the VaR to be considerably higher in 2012 than 2011.

VaR non-trading portfolios
VaR
The table below details VaR for the Group's non-trading portfolios, excluding the structured credit portfolio and loans and receivables.

	Year ended
	31 December 2012				31 December 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	6.9	4.5	10.7	4.1	8.8	9.9	11.1	5.7
Credit spread	10.5	8.8	15.4	7.3	18.2	13.6	39.3	12.1
Currency	3.0	1.3	4.5	1.3	2.1	4.0	5.9	0.1
Equity	1.7	0.3	1.9	0.3	2.1	1.9	3.1	1.6
Diversification (1)		(5.4)				(13.6)

Total	11.8	9.5	18.3	8.5	19.7	15.8	41.6	13.4

Core	11.3	7.5	19.0	7.1	19.3	15.1	38.9	13.5
Non-Core	2.5	3.4	3.6	1.6	3.4	2.5	4.3	2.2

CEM	1.0	1.0	1.1	0.9	0.4	0.9	0.9	0.3

Total (excluding CEM)	11.5	9.4	17.8	8.2	19.7	15.5	41.4	13.7

Risk and balance sheet management (continued)

Market risk: VaR non-trading portfolios (continued)

	Quarter ended
	31 December 2012				30 September 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	4.8	4.5	6.1	4.1	6.0	5.5	6.7	5.3
Credit spread	8.8	8.8	9.3	7.5	8.1	8.6	9.1	7.3
Currency	1.8	1.3	2.7	1.3	3.0	1.5	3.8	1.3
Equity	1.6	0.3	1.8	0.3	1.6	1.7	1.7	1.6
Diversification (1)		(5.4)				(8.0)

Total	9.4	9.5	10.0	8.5	9.2	9.3	9.7	8.6

Core	8.2	7.5	9.2	7.1	9.0	9.2	10.2	8.3
Non-Core	3.5	3.4	3.6	2.8	2.0	3.6	3.6	1.6

CEM	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.0

Total (excluding CEM)	9.1	9.4	9.8	8.6	8.9	9.3	9.7	8.2

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points

•
The average and period end total and credit spread VaR were lower in 2012, due to reduced volatility in the market data time series, position reductions and a decrease in the size of the collateral portfolio. The reduction in collateral was driven by the restructuring of certain Dutch residential mortgage-backed securities during H1 2012, enabling their eligibility as European Central Bank collateral. This allowed the disposal of additional collateral purchased during the corresponding period in 2011.

•	The average and period end interest rate VaR were lower in 2012, due to the implementation of an enhanced rates re-scaling methodology.

•	The Non-Core period end VaR was higher in 2012 than in 2011, due to improvements in the time series mapping on certain Australian bonds and the purchase of additional hedges.

Risk and balance sheet management (continued)

Market risk: VaR non-trading portfolios (continued)

Structured credit portfolio
The structured credit portfolio is within Non-Core. The risk in this portfolio is not disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and risk-weighted assets basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1-2 years	-	-	-	80	80	-	-	-	74	74
3-4 years	-	-	27	82	109	-	-	24	76	100
4-5 years	-	-	95	-	95	-	-	86	-	86
5-10 years	-	310	92	-	402	-	295	44	-	339
>10 years	289	279	380	398	1,346	116	256	253	254	879

	289	589	594	560	2,032	116	551	407	404	1,478

30 September 2012

1-2 years	-	-	-	128	128	-	-	-	120	120
2-3 years	-	-	6	28	34	-	-	5	27	32
3-4 years	-	-	-	45	45	-	-	-	43	43
4-5 years	-	-	161	218	379	-	-	136	198	334
5-10 years	-	298	110	-	408	-	278	53	-	331
>10 years	317	313	436	553	1,619	127	285	267	314	993

	317	611	713	972	2,613	127	563	461	702	1,853

31 December 2011

1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

Notes:

(1)	Collateralised debt obligations.
(2)	Collateralised loan obligations.
(3)	Mortgage-backed securities.
(4)	Asset-backed securities.

Key point

•
The structured credit portfolio drawn notional and fair values declined across all asset classes from 31 December 2011 to 31 December 2012. Key drivers were: (i) during H1 2012, the liquidation of legacy trust preferred securities and commercial real estate CDOs and subsequent sale of the underlying assets; and (ii) during H2 2012, the sale of underlying assets from CDO collateral pools and legacy conduits.

Risk and balance sheet management (continued)

Market risk (continued)

Market risk capital
Minimum capital requirements
The following table analyses the market risk minimum capital requirement, calculated in accordance with Basel 2.5.

	31 December 2012	31 December 2011
	£m	£m

Interest rate position risk requirement	254	1,107
Equity position risk requirement	1	3
Option position risk requirement	26	26
Commodity position risk requirement	2	2
Foreign currency position risk requirement	12	10
Specific interest rate risk of securitisation positions	156	250

Total (standard method)	451	1,398
Pillar 1 model based position risk requirement	2,959	3,725

Total position risk requirement	3,410	5,123

The principal contributors to the Pillar 1 model based position risk requirement (PRR) are:

	31 December 2012				31 December 2011
	Average (1)	Maximum (1)	Minimum (1)	Period end
	£m	£m	£m	£m	£m

Value-at-risk (VaR) (1)	939	1,190	757	825	887
Stressed VaR (SVaR)	1,523	1,793	1,160	1,226	1,682
Incremental risk charge (IRC)	521	659	372	467	469
All price risk (APR)	149	290	12	12	297

Note:

(1)	The average, maximum and minimum are based on the monthly Pillar 1 model based capital requirements.

Key points

•
The FSA approved the inclusion of the Group's US trading subsidiary RBS Securities Inc. in the regulatory models in March 2012. This resulted in the model-based charges for VaR, SVaR and IRC increasing at that time and the standardised interest rate PRR decreasing significantly.

•	Stressed VaR decreased during the remainder of 2012, due to the disposal of assets in Non-Core and general de-risking in sovereign and agency positions in Markets.

•	The APR decreased significantly due to the disposal of assets and unwinding of trades.

Risk and balance sheet management (continued)

Market risk: Market risk capital (continued)

IRC by rating and product category
The following table analyses the IRC by rating and product.

	Internal ratings
	AAA	AA	A	BBB	BB	B	CCC	Total (1)
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m

Product categories
Cash - ABS	59.2	-	-	(0.1)	(0.9)	-	-	58.2
Cash - regular	39.5	146.9	9.8	59.9	8.6	16.9	12.7	294.3
Derivatives - credit	(0.3)	(14.0)	4.0	30.4	28.4	5.6	(2.7)	51.4
Derivatives - interest rate	(1.0)	-	1.5	0.1	(2.1)	(0.3)	-	(1.8)
Other	13.8	-	-	-	-	-	-	13.8

Total	111.2	132.9	15.3	90.3	34.0	22.2	10.0	415.9

Note:

(1)
The figures presented are based on the spot IRC charge at 31 December 2012 and will therefore not agree with the IRC position risk requirement, as this is based on the 60 day average. The figures presented above are in capital terms.

Securitisation positions in the trading book
The following table analyses the trading book securitised exposures, by rating, subject to a market risk capital requirement.

	Ratings (1)						Total (1,2)	STD PRR (3)	Capital deductions
	AAA	AA	A	BBB	BB	Below BB
31 December 2012	£m	£m	£m	£m	£m	£m	£m	%	£m

Trading book securitisation charge	15.5	7.4	15.2	35.3	75.8	6.2	155.4	36.6	1,369.6

Notes:

(1)	Based on S&P ratings.
(2)	Excludes the capital deductions.
(3)	Percentage of total standardised position risk requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary